Exhibit 19

Oracle Corporation Insider Trading Policy

(As last amended on April 6, 2023)

We expect you to comply with U.S. federal and state securities laws and any applicable local laws governing your transactions in Oracle or other company securities.

Application of this Policy

This Insider Trading Policy applies to: (1) all Oracle employees, worldwide, (2) Oracle’s non-employee directors, and (3) Immediate Family Members of employees and directors. For purposes of this policy, references to “employees” include all full- and part-time employees, temporary workers, consultants and contractors of Oracle and its subsidiaries.

“Immediate Family Members” include family members who reside with you (including any spouse, child, child away at college, stepchild, grandchild, parent, stepparent, grandparent, sibling or in-law), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Oracle securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Oracle securities.

Legal Requirements and Liability Considerations

U.S. federal and state securities laws and regulations together with any applicable local laws prohibit you from using material, non-public company information (also called “inside information” or “MNPI”) for personal advantage and from disclosing this information to any other person before it is broadly available. You expose yourself and Oracle to civil and criminal liability if you or your Immediate Family Members trade in securities while you possess MNPI gained through your work at Oracle or if you provide others with inside information for their use in securities trading. Individuals can be liable under U.S. federal and state securities laws and regulations for civil penalties of up to three times the gain in any trade, including profits made and losses avoided, as well as criminal fines of up to $5 million and prison terms of up to 20 years. Additional penalties may be applicable in accordance with local laws.

No amount of shares or dollar value traded is too small to be subject to insider trading liability, and trades in indirect beneficially owned securities are also subject to insider trading liability. Be aware that regulatory organizations routinely investigate trading activity leading up to a significant change in a security’s price looking for signs of insider trading. The Securities and Exchange Commission (“SEC”) has repeatedly demonstrated that it takes insider trading and/or “tipping” (whether intentional or inadvertent) very seriously, and Oracle will actively cooperate with the SEC and other relevant authorities in investigating any such allegations, including any applicable local authorities in the country in which you are based. If you are investigated by the SEC or any other agency for insider trading, Oracle reserves the right not to pay for your attorneys’ fees and costs.

Inside information (or MNPI) is material non-public information.

Material information is any information -- positive or negative -- that a reasonable investor would consider important in the decision to buy, hold, or sell securities. Material information includes any information that could reasonably be expected to cause a change in the price of securities of Oracle or the securities of another company to which the information relates.

While it is not possible to create an exhaustive list of all events or types of information that may be deemed material, the following list includes several examples of information that may be considered material information:

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Financial performance and operating metrics, especially quarterly and year-end earnings, or significant changes in financial performance, operating metrics or liquidity (including guidance or forecasts relating to these types of information that may affect company-wide results);
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Potential or ongoing major mergers, acquisitions, joint ventures, divestures, tender offers, proxy fights or other strategic transactions;
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Award or cancellation of a major contract or strategic partnership, or the gain or loss of a substantial customer or supplier;
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Key management changes;
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Changes in dividend or stock repurchase programs, offerings of securities or credit transactions;
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Changes in auditors, knowledge about a qualification in an auditor’s opinion or attestations report, or any change in the ability to rely on auditor reports relating to prior financial statements;

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Actual or threatened significant litigation or investigations, or developments in or the resolution of such litigation or investigations; or
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Information security incidents involving the misappropriation of customer data stored in the Oracle Cloud.

Non-public information is any information that has not been widely disseminated to the public, typically through the issuance of a press release, the making of an SEC filing, or through another broadly available form of dissemination. By contrast, information would likely be considered non-public if it is available only to Oracle’s employees, or if it is only available to a select group of analysts, brokers and institutional investors. Once non-public information is widely disseminated, it will only be considered public information after the investing public has sufficient time to absorb the information. Generally, if you become aware of information that is both material and non-public, you must refrain from trading from the time you become aware of the inside information through the first full trading day after such inside information has been made public. For example, if Oracle issues a press release disseminating such inside information on Thursday, you must refrain from trading until after the stock market closes on Friday (effectively, Monday morning).

Trading includes, among other things, the purchase and sale of securities. If you wish to make a gift of securities (including to a charity), the gift will be considered “trading” for purposes of this policy and may only occur when you are not in possession of inside information and during an open window (if you are subject to “no trading” periods).

The following applies to Oracle equity plans:

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Stock Options:
o
Employees typically exercise their stock options through a sale to cover transaction where shares are sold to cover the exercise price and tax liability. This type of exercise involves a trade of securities and can only occur when you are not in possession of MNPI and during an open window (if you are subject to “no trading” periods).
o
Other exercise transactions (such as an exercise and hold where you pay the exercise price and tax liability with cash) that do not involve a trade may occur at any time, provided that you may only sell the vested shares when you are not in possession of MNPI and during an open window (if you are subject to “no trading” periods).
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Restricted Stock Units (“RSUs”) and other Oracle equity:
o
You may only sell shares you acquire upon vesting and release of an RSU (or any other securities Oracle may issue from time to time) when you are not in possession of MNPI and during an open window (if you are subject to “no trading” periods).
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Employee Stock Purchase Plan (“ESPP”):
o
If you are eligible to enroll in Oracle’s ESPP, you may enroll at any time during an open enrollment period when you are not in possession of MNPI. Please note that employees in certain jurisdictions are not eligible to enroll in Oracle’s ESPP.
o
Purchases of Oracle securities under the ESPP are automatic and may be made when you are in possession of such information; however, you may only sell the shares you acquire in the ESPP when you are not in possession of inside information and during an open window (if you are subject to “no trading” periods).

Securities include common stock, bonds, employee stock options, futures, derivatives and other financial instruments. Investments in mutual funds, index funds and ETFs that are invested in a broad portfolio of companies, including Oracle Securities, are not transactions subject to this Policy.

General Guidelines

You may not trade in Oracle securities if you are aware of inside information.

Trading on inside information may include making a single purchase or sale, or engaging in a pattern of transactions that might appear to take advantage of inside information possessed by others at Oracle. Possessing inside information at the time of the trade -- whether or not you actually use or rely on it -- may be considered trading on inside information.

Keep inside information confidential at all times and do not “tip” inside information to anyone (including spouses and family members). Be particularly careful about communicating any information about Oracle to brokers and others involved in trading securities. Both “tippers” and “tippees” may be held liable for violating insider trading laws, and not knowing that someone will trade on inside information you provide is not a defense.

“No Trading” Periods

Oracle has established quarterly “no trading” periods that begin on the fifteenth day of the last month of each quarter (i.e., February 15, May 15, August 15 and November 15) and extend through the first full trading day after Oracle publishes its earnings press release for that quarter.

The following individuals and their Immediate Family Members are prohibited from trading Oracle securities during the quarterly “no trading” periods:

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All employees at the M7 level and above and their Executive Assistants
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All employees at the M5 level and above in the Finance, Legal, Tax and HQAPP* groups
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All employees in the Corporate Development group**, regardless of level
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All employees in the Corporate, Securities and Acquisitions group in Legal, regardless of level
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All employees in the CEO Office and all members of the Executive Management Committee, regardless of level
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All employees in the Investor Relations group, regardless of level
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Non-employee directors

___________

*The HQAPP group manages the approvals of certain Oracle business transactions.

**The Corporate Development group manages and negotiates strategic transactions, including acquisitions, for Oracle. The Corporate Development group is distinct from Oracle’s product development groups.

After reviewing the above list, if you still have questions about whether the “no trading” period applies to you, please email insider_trading_policy_ww_grp@oracle.com.

In addition to the quarterly “no trading” periods, from time to time, Oracle may place additional employees and non-employee directors in a “no trading period” because of developments that have not yet been made available to the general public. Anyone who is notified that they have been placed in an ad hoc “no trading” period must immediately suspend trading in Oracle securities and other securities subject to this policy. In addition, a person subject to an ad hoc “no trading” period must not disclose to others the existence of the no trading period, as its existence may itself be MNPI.

You should be aware that even if the trading window “opens,” you may not trade if you are aware of MNPI.

Speculative Transactions

We prohibit all employees and non-employee directors from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, short sales, puts, calls, options, collars, straddles, exchange/swap funds and other derivative securities) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of Oracle securities. In most instances, such transactions provide none of the benefits of traditional stock ownership, and, in the case of “short sales,” represent a wager against Oracle’s success. In other cases, entering into these types of transactions may increase the risk of a securities law violation and potentially alter your alignment with Oracle’s best interests (for example, by encouraging short-term thinking). This prohibition of speculative transactions does not apply to the exercise of any employee stock options granted by Oracle.

Margin Accounts and Pledging Oracle Securities

Employees subject to the No Trading Periods must also comply with Oracle’s Policy on Pledging Oracle Securities (the “Pledging Policy”). With limited exceptions, the Pledging Policy prohibits applicable employees from holding Oracle Securities in a margin account or otherwise pledging Oracle Securities as collateral for a loan. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Employees subject to the No Trading Periods are subject to the Pledging Policy because such sales may occur at a time when the pledgor is aware of MNPI or otherwise is not permitted to trade in Oracle Securities.

Rule 10b5-1 Trading Plans

Because our directors and senior officers have heightened exposure to securities litigation whenever they trade, Oracle permits members of the Board of Directors and Executive Vice Presidents and above to enter into Rule 10b5-1 trading plans. Such plans are written trading plans that must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. If properly used, trading plans that comply with Rule 10b5-1 provide an affirmative defense to insider trading liability. The form of each Rule 10b5-1 trading plan must be reviewed and approved by the Chief Legal Officer’s designee. Because the insider no longer has discretion over a trade executed pursuant to a properly adopted Rule 10b5-1 trading plan, such trades are not subject to the prohibition on trading while in possession of inside information and are exempt from the no trading period restrictions.

Strategic Transactions

From time-to-time, Oracle evaluates possible strategic transactions with various companies. Individuals with knowledge of proposed strategic transactions will be provided with, and are expected to adhere to, Oracle’s Confidentiality Guidelines for Strategic Transactions. In accordance with the Confidentiality Guidelines for Strategic Transactions, such individuals may not trade in Oracle securities until they have obtained clearance from the appropriate attorney in the Corporate, Securities and Acquisitions Group (in addition to any other clearances they must obtain before trading in Oracle securities).

In addition, if the potential target of a strategic transaction is a publicly traded company, individuals with knowledge of the transaction may face personal liability (civil and criminal) if they either: (1) trade in the securities of the target or (2) share any information about the possible transaction and someone subsequently trades on that information. The only way to ensure that you avoid liability is to keep the fact that Oracle is considering the possible transaction completely confidential and not share this information with anyone who is not on the working group list for a particular transaction.

If you already own stock in the target company of a proposed strategic transaction of which you aware, you must advise the lead attorney in Legal on the transaction immediately.

Trading in Securities of Other Companies

This Insider Trading Policy also applies to trading in securities of other companies. You may not trade in the securities of another company while you possess inside information regarding that company gained through your work at Oracle or while you possess inside information regarding Oracle that could potentially affect the other company. You should keep inside information regarding other companies confidential at all times (including, where appropriate, even the fact that Oracle is engaged in discussions or negotiations with another company) and should not “tip” the inside information to anyone (including Immediate Family Members).

If you have any questions about this policy, please email insider_trading_policy_ww_grp@oracle.com.

Stuart Levey - Executive Vice President, Chief Legal Officer

Oracle Corporation Guidelines for 10b5-1 Trading Plans

Oracle Corporation (the “Company” or “Oracle”) currently permits its Outside Directors, Section 16 Officers and other Senior Officers (each as defined below and collectively “Insiders”) to implement what are known as “Rule 10b5-1 trading plans.” As you may be aware, a Rule 10b5-1 trading plan is a pre-established buying or selling program by an Insider for a specified period of time. Rule 10b5-1 provides an affirmative defense to insider trading liability for Insiders who adopt a plan for future sales of stock. Rule 10b5-1 provides that, so long as the plan is adopted at a time when the seller has no material nonpublic information (“MNPI”), the seller is protected from insider trading liability even if he or she has come into possession of MNPI by the time sales under the plan actually occur. Rule 10b5-1 trading plans are intended to accommodate an Insider who wishes to establish a regular, pre-established program of buying or selling his or her company’s securities.

Requirements for a Rule 10b5-1 Trading Plan

1. All plans must be reviewed and approved by the Chief Legal Officer’s designee prior to adoption

There are various forms of trading plans that may be sufficient under Rule 10b5-1, but which would not comply with our internal policies, so you may wish to review with your broker or financial advisor these requirements if you are contemplating adopting a Rule 10b5-1 trading plan. Because brokers and financial advisors will likely insist on their own form of written plan under Rule 10b5-1, the Chief Legal Officer’s designee will need to approve each plan prior to its adoption.

General Requirements

A Rule 10b5-1 trading plan must be a written plan or a binding contract or instruction entered into in good faith and while the Insider is not in possession of MNPI. Once entered into, the Insider may not:

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exert influence over the plan,
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enter into hedging or offsetting transactions, or
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amend or terminate the plan, unless the Insider is not in possession of MNPI at the time of amendment or termination.

2. Timing of Adoption, First Trades, Modification and Termination

Since a Rule 10b5-1 trading plan may only be entered into, modified or terminated when the Insider is not in possession of MNPI, Oracle will only permit these activities during an “open window” period for trading. As you are aware, to avoid the appearance of insider trading and reduce the likelihood of claims against Oracle, our Insider Trading Policy prohibits trading in Oracle securities during a “closed window” period that, with respect to Insiders, begins on the 15th day of the last month of each quarter and ends after one full trading day following the day Oracle releases its earnings report for that quarter. In addition, there may be times when the trading window needs to be closed when there is material information that has not been publicly disclosed.

Because the Insider no longer has discretion over a trade executed pursuant to a properly adopted Rule 10b5-1 trading plan, such trades are exempt from the trading window restrictions and trading can occur at any time following the requisite cooling off period (described below) under a Rule 10b5-1 trading plan. This is consistent with the practices of most companies that permit Rule 10b5-1 trading plans and provides additional flexibility for directors and senior officers to diversify. Please note that while trades can be scheduled to occur at any time under a Rule 10b5-1 trading plan, some Insiders have chosen to implement more restrictive Rule 10b5-1 trading plans that only permit trading during the times that our regularly scheduled trading window would normally be open.

First Trades/Cooling Off Periods

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Non-executive members of Oracle’s Board of Directors (“Outside Directors”) and Section 16 Officers (defined as officers under Exchange Act Rule 16a-1(f)): first trades under a Rule 10b5-1 trading plan cannot commence until the later of:
o
90 days after the adoption or material modification of the plan, or
o
the earlier of: (x) two business days following the filing of the Form 10-Q or Form 10-K by the Company for the fiscal quarter in which the plan was adopted or materially modified, or (y) 120 days after adopting or modifying the plan.
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All other Executive Vice Presidents and above who are not Section 16 Officers (“Senior Officers”): first trades under a Rule 10b5-1 trading plan cannot commence until 30 days after the adoption or material modification of the plan.

Material Modifications of Rule 10b5-1 Trading Plans

A material modification of a pre-existing plan may only be made during an open-trading period and would be subject to a new cooling off period (as described above) before trading may resume. The following changes to a Rule 10b5-1 trading plan are deemed “material modifications”: changes to the amount, price or timing of the purchase or sale of the securities under a trading plan (or, for plans governed by an algorithm, computer program or formula, changes that impact amount, price or timing).

Termination of Rule 10b5-1 Trading Plans

Please note that while some companies permit an Insider to suspend or terminate a Rule 10b5-1 trading plan at any time on the theory that there can be no liability for a non-sale, we believe the better practice is to remove all such discretion over a trading plan, and permit such terminations only during an open-trading period.

Pre-Clearance Requirements

Insiders must obtain pre-clearance through the Chief Legal Officer’s designee to adopt, modify or terminate a Rule 10b5-1 trading plan. However, such plans simplify the need to obtain pre-clearance of trades, since once a plan is approved all trades under such plan are automatically pre-cleared. Any request for pre-clearance must be submitted to the Chief Legal Officer’s designee at least 48 hours in advance of the proposed transaction.

3. Single-Trade Plans/Pricing Mechanism

We will only permit what are known as “precision” plans that specify quantity, price (which may be market or limit orders) and date and not “discretionary” plans that delegate this authority to a third party. The vast majority of Rule 10b5-1 trading plans are simple market order plans (e.g., sell 1,000 shares each trading day for the next six months, or sell a number of shares at market price resulting in aggregate net proceeds of $10,000 per month) or simple limit order plans (e.g., sell 1,000 shares on each trading day when the market price reaches $90 per share) or a combination of the two. A Rule 10b5-1 trading plan may establish multiple price targets and share amounts to permit the sale of additional shares at increasing prices.

In order to establish a regular, pre-established buying or selling pattern, we require that the Rule 10b5-1 trading plan cover a minimum term of at least two fiscal quarters of trading. However, there is no requirement that the plan actually trade over two quarters. For example, a Rule 10b5-1 trading plan may have too high of a limit price in the first quarter and no sale actually occurs until the second quarter. Alternatively, a Rule 10b5-1 trading plan may allow for all sales to occur on a set date and only roll to a later quarter if the limit price is not reached on that date.

While each of the above referenced plans are permissible under Oracle’s guidelines, if a Rule 10b5-1 trading plan has the practical effect of requiring a single trade, the Insider may not enter into another Rule 10b5-1 trading plan until the one year anniversary of entering into the initial plan. The U.S. Securities and Exchange Commission has limited the ability to rely on the affirmative defense for a single-trade plan to one single-trade plan per twelve-month period.

4. Restrictions on Overlapping Plans

Directors and executives may not have more than one Rule 10b5-1 trading plan in effect at a time for purchases or sales of any class of the Company’s securities, except in the following limited circumstances. Oracle will permit directors and executives to have two separate Rule 10b5-1 trading plans so long as trading under the later-commencing plan is not authorized to begin until after all trades under the earlier-commencing plan are completed or expire without execution.

5. Plan Suspensions by Oracle

A Rule 10b5-1 trading plan will also need to provide for plan suspension at Oracle’s option if necessary to comply with an underwriter’s lock-up or similar restriction. While we have not conducted a public offering of equity securities recently, in the event we do decide to proceed with such an offering, underwriters may require all Insiders to agree not to dispose of the securities during the time of such offering and for a certain period thereafter.

6. Other Features

Prior to adopting a Rule 10b5-1 trading plan an Insider should discuss with his or her financial advisor what features should be included in his or her respective plan to achieve the goal of asset diversification and liquidity. A Rule 10b5-1 trading plan providing for the sale of securities can provide for the sale of stock from an RSU vest, the exercise of options and the sale of the underlying stock or both.

Public Disclosure of Rule 10b5-1 Trading Plans

Oracle is required to publicly disclose in its quarterly reports on Form 10-Q or 10-K certain material terms of any Rule 10b5-1 trading plan adopted or terminated by an Outside Director or Section 16 Officer during the relevant quarter. Such disclosure will include the name of the person adopting the plan, the date of adoption or termination, the duration of the plan and the aggregate number of securities to be bought or sold under the plan. Trades under a Rule 10b5-1 trading plan by such Insiders will also be identified at the time the Form 144s and Form 4s publicly reporting such trades are filed.

Securities Law Considerations

Outside Directors and Section 16 Officers must report purchases and sales of Oracle stock on Form 4, regardless of whether the transactions are pursuant to a Rule 10b5-1 trading plan. Effective on April 1, 2023, Forms 4 and 5 will include a checkbox to indicate whether the reported transaction is pursuant to a plan that is “intended to satisfy the affirmative defense conditions” of Rule 10b5-1.

In addition, Outside Directors and Section 16 Officers must comply with Form 144 filing requirements for any Rule 10b5-1 trading plan sale that relies on Rule 144.

Rule 10b5-1 trading plans do not provide relief from the Section 16(b) short-swing profit rules. Thus, a non-exempt purchase of shares (such as a market purchase) could be matched against a sale of shares under a Rule 10b5-1 trading plan that occurs within six months of such purchase.

Rule 10b5-1 is only an affirmative defense to liability against a Rule 10b-5 action brought under federal law. You are still required to adhere to Oracle’s Insider Trading Policy and comply with the federal and state regulations pertaining to insider trading.